SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 5, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

NEW YORK, NY- November 4, 2004 - Companhia de Saneamento Básico do Estado de São Paulo - Sabesp today announces the settlement of the secondary offering of 3,840,916,500 of Sabesp’s common shares in the form of 15,363,666 American Depositary Shares (ADSs), each ADS representing 250 common shares, in the United States and other countries outside Brazil at a price of $9.90 per ADS, by the State of São Paulo and Companhia Paulista de Parcerias - CPP, a company wholly-owned by the State of São Paulo, for total offering proceeds of $152,100,293. Sabesp also announces the concurrent settlement of the offering by the selling shareholders of 1,431,398,446 common shares in Brazil at a price of R$113.47 per 1,000 common shares for total offering proceeds of R$162,420,782. Sabesp will not receive any proceeds from the sale of ADSs and common shares sold in the offerings.

Sabesp’s ADSs are listed on the New York Stock Exchange under the symbol “SBS” and its common shares are listed on the São Paulo Stock Exchange under the symbol “SBSP3.”

Citigroup Global Markets Inc. acted as global coordinator for the ADS and Brazilian offerings. Citigroup Global Markets Inc. acted as sole bookrunner for the ADS offering, and Unibanco - União de Bancos Brasileiros S.A. and Banco Citibank S.A. acted as joint lead managers and joint bookrunners for the Brazilian offering. Copies of the prospectus relating to the ADS offering may be obtained, when available, directly from Citigroup Global Markets Inc., Prospectus Department, Brooklyn Army Terminal, 8th Floor, 140 58th Street, Brooklyn, New York 11220.

The underwriters of the offerings have a 30-day option to purchase up to an additional 790,846,991 common shares, which can be in the form of ADSs, to cover over-allotments, if any.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Sabesp, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 5, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.